Chubb Group of Insurance Companies	DECLARATIONS
15 Mountain View Road, Warren, New Jersey 07059	FIDUCIARY FIDELITY BOND
FOR EMPLOYEE BENEFITS PLAN

Fiduciary:	Bond Number: 81948115

E.H. WILLIAMS CAPITAL MANAGEMENT, LLC

570 Seventh Avenue, Suite 504	FEDERAL INSURANCE COMPANY
New York, NY 10018	Incorporated under the laws of Indiana
herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927
ITEM 1.
SCHEDULE OF ASSURED

PLAN	LIMIT OF LIABILITY
California State Teachers’ Retirement System	$500,000.
Kansas City Public Schools Retirement System	$500,000.
Illinois Municipal Retirement Fund	$500,000.

ITEM 2.	BOND PERIOD: from 12:01 a.m. on October 1, 2010 to 12:01 a.m. on October 1, 2011 or to the date of termination if this bond is terminated as an entirety prior to October 1, 2011.

ITEM 3.	CANCELLATION OF PRIOR BOND: None

ITEM 4.	AMENDATORY ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
                 Endorsement Nos. 1- 5
EXCEPT AS TO THE AMOUNT REQUIRED, THIS BOND PROVIDES PROTECTION TO THE ASSURED PLAN AS REQUIRED BY SECTION 412 OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, BUT ONLY AS RESPECTS ANY EMPLOYEE OF THE FIDUCIARY AS NAMED HEREIN.
IN WITNESS WHEREOF, THE COMPANY issuing this bond has caused this bond to be signed by its President and Secretary, but it shall not be valid unless also signed by an authorized representative of the Company.
FEDERAL INSURANCE COMPANY

Secretary	President

October 5, 2010

Authorized Representative	Date

ERISA Bond
Form 17-02-0281 (Rev. 6-91)	Page 1 of 1

In consideration of payment of the required premium and subject to the DECLARATIONS made a part hereof and the limitations, conditions and provisions and other terms of this bond, the Company agrees to pay to the Fiduciary such losses of money, securities and other property as the Fiduciary of the Assured shall discover, during the Bond Period, that the Assured has sustained by reason of acts of fraud or dishonesty on the part of an Employee of the Fiduciary, acting alone or through connivance with others, subject to the following:

Definition of Employee
1.   As used in this bond, Employee means any officer or employee of the Fiduciary who handles funds or other property of the Assured in the capacity of a “plan official” as referenced in Section 412 of the Employee Retirement Income Security Act of 1974.

Non-Accumulation Of Liability
2.    Regardless of the number of years this bond shall continue in force, and the number of premiums which shall be payable or paid or any other circumstance whatsoever, the liability of the Company under this bond with respect to any loss or losses shall not be cumulative from year to year or from period to period.

Discovery Period
3.    This bond does not cover any loss not discovered within twelve (12) calendar months following the termination of this bond as an entirety. If prior to the termination of this bond as an entirety, this bond is terminated as to any Assured included herein, there shall be no liability for any loss sustained by such Assured unless discovered within twelve (12) calendar months, which period shall commence with the date of such termination.

Fiduciary Sole Agent
4.    Only the Fiduciary shall have any right to make, adjust, receive and enforce payment of any and all claims hereunder and shall be deemed to be the sole agent of all Assured for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof and for the purpose of effecting or accepting any amendments hereto or termination hereof and each and every Assured shall be conclusively deemed to have consented and agreed that none of them shall have any direct beneficiary interest herein or any right of action hereunder whatsoever and that this bond or any right of action thereon shall not be assignable. All losses and other payments, if any, payable by the Company hereunder shall be payable to the Fiduciary without regard to its obligations to others and the Company shall not be responsible for the proper application of any payment made hereunder to the Fiduciary. If the Company, in any case, shall agree to and shall make payment to any Assured instead of the Fiduciary, such payment shall be treated as though made to the Fiduciary.

ERISA Bond
Form 17-02-0281 (Ed. 3-84)	Page 1 of 4

Loss Sustained Prior To The Effective Date Hereof	5.	The liability of the Company under this bond for loss sustained prior to the effective date hereof shall be subject to the following additional conditions and limitations:

A.  That the Fiduciary of some predecessor in interest thereof carried some other fidelity bond or insurance which, at the time such loss was sustained, afforded on the person or persons causing such loss some or all of the coverage of this bond; and

B.  That such prior coverage and the right of claim for such loss thereunder continued under the same or some superseding fidelity bond or insurance without interruption from the time such loss was sustained until the effective date hereof; and

		C. That such loss shall have been discovered after the expiration of the time for discovery of such loss under the last such fidelity bond or insurance; and

D.  That the liability of the Company hereunder with respect to such loss shall not exceed the amount of such prior coverage in force at the time such loss was sustained, or applicable Limit of Liability as stated in ITEM 1of the DECLARATIONS, whichever is smaller.

Total Liability	6.
      The payment of any loss under this bond shall not reduce the liability of the Company for other losses whenever sustained; provided, however, that the total liability of the Company for all losses caused by any Employee or in which such Employee is concerned or implicated, regardless of the number of Assured involved, is limited to the applicable Limit of Liability as stated in ITEM 1 of the DECLARATIONS. The total liability of the Company for loss or losses sustained by all Assured included herein shall not exceed the sum of the Limits of Liability in the Schedule of Assured as stated in ITEM 1 of the DECLARATIONS and the Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.

Ownership	7.
      The money, securities and other property covered under this bond may be owned by any Assured or as respects which any Assured is legally liable, or held by the Fiduciary in any capacity, whether or not the Fiduciary is liable for the loss thereof.

Loss-Notice-Proof- Legal Proceedings	8.
       At the earliest practicable moment after discovery of any loss hereunder the Assured shall give the Company written notice thereof and shall also within four (4) months after such discovery furnish to the Company affirmative proof of loss with full particulars. Legal proceedings for recovery of any loss hereunder shall not be brought after the expiration of twenty-four (24) months from the discovery of such loss. If any limitation embodied in this Section is prohibited by any law controlling the construction thereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

ERISA Bond
Form 17-02-0281 (Ed. 3-84)	Page 2 of 4

Valuation
9.    The value of any securities, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such securities on the business day next preceding the discovery of such loss. If no market price is quoted for such securities the value shall be fixed by agreement between the parties or by arbitration.

Recoveries
10.  If the Assured shall sustain loss covered by this bond which exceeds the amount of coverage provided by this bond, such Assured shall be entitled to all recoveries (except from suretyship, insurance, reinsurance or indemnity taken by or for the benefit of the Company) by whomever made, on account of such loss until fully reimbursed, less the actual cost of effecting the same, any remainder shall be applied to the reimbursement of the Company; provided, however, that the Assured shall not be entitled to recoveries in any amount in excess of the amount of loss sustained.

Subrogation
11.  Upon payment to the Assured by the Company on account of any loss through acts committed by anyone, whether acting alone or in connivance with others, an assignment of such of the Assured’s rights and causes of action as it may have against any such person, firm or corporation by reason of such acts so committed shall, to the extent of such payment, be given by the Assured to the Company, and the Assured shall execute all necessary papers to secure to the Company the rights provided for herein.

Other Insurance
12.  The Fiduciary, Assured, or any other party at interest in any loss has any other bond, indemnity or insurance which in the absence of this bond would cover such loss in whole or in part, then this bond shall be null and void, and shall not cover, to the extent of the amount of such other bond, indemnity or insurance; but shall attach to and cover, subject to its conditions and limitations, only the amount of such loss in excess of the amount of such other bond, indemnity or insurance.

Termination As To Any Employee
13.  This bond shall terminate as to any Employee (a) immediately upon discovery by an officer of the Fiduciary or officer of any Assured (not in connivance with such Employee) of any fraudulent or dishonest act on the part of such Employee, without prejudice to the loss of any property then being conveyed by such Employee outside the Fiduciary’s or any Assured’s premises or (b) twenty (20) days after the receipt by the fiduciary of a written notice of termination from the Company.

Termination Of Bond
14. This bond shall terminate as an entirety (a) thirty (30) days after the receipt by the Assured of a written notice of termination from the Company, (b) upon the receipt by the Company of a written notice of termination from the Assured, (c) at such other time as may be agreed upon by the Company and the Assured, (d) upon the liquidation or dissolution of the Fiduciary, (e) upon the appointment of a receiver or trustee of the property of the Fiduciary or of a committee for dissolution thereof or (f) upon the Assured’s liquidation or dissolution. The Company shall refund the unearned premium computed at customary short rates if terminated by the Fiduciary or pro rata if terminated by the Company or as provided in sub-section (d), (e) or (f) hereof.

ERISA Bond
Form 17-02-0281 (Ed. 3-84)	Page 3 of 4

Change Or Modification
15.  This bond or any instrument amending or affecting same may not be changed or modified orally. No change therein or modification thereof shall be effective unless made a written endorsement issued to form a part hereof over the signature of an Authorized Representative of the Company.

Cancellation Of Prior Bond
16. The taking effect of this bond shall thereby terminate, if not already terminated, all previous security of the Company to the Assured under bond(s) specified in ITEM 3. of the DECLARATIONS of this bond and by reason of the issuance hereof, said bond(s) shall not thereafter cover any loss not discovered and reported to the Company prior to such termination.

ERISA Bond
Form 17-02-0281 (Ed. 3-84)	Page 4 of 4

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: October 1, 2010	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Bond No. 81948115
Issued to: E.H. WILLIAMS CAPITAL MANAGEMENT, LLC
PENSION PROTECTION ACT OF 2006 BONDING REQUIREMENTS — SCHEDULE OF
ASSURED/AUTOMATIC COVERAGE ENDORSEMENT
In consideration of the premium charged, it is agreed that this bond is amended as follows:
1.	AUTOMATIC SCHEDULE OF ASSURED

ITEM 1. of the DECLARATIONS, SCHEDULE OF ASSURED is amended to be the list of plans submitted to the Company by the Fiduciary stated on the DECLARATIONS as of the bond’s effective date, and annually thereafter (hereinafter called the Reporting Period).

AUTOMATIC LIMIT OF LIABILITY, AS REQUIRED BY THE PENSION PROTECTION ACT OF 2006

The Limit of Liability for any plan listed in the SCHEDULE OF ASSURED, or added to the SCHEDULE OF ASSURED according to the terms of Section 17. (as indicated below), shall be at least equal to the minimum limit required by Section 412 of the Employee Retirement Income Security Act of 1974, as amended, including amendments by the Pension Protection Act of 2006.

2.	AUTOMATIC COVERAGE FOR NEW PLANS

By adding the following Section:

Section 17. Reporting Of Plans-Coverage For New Plans-Termination Of Plans

If the Fiduciary becomes a fiduciary for any new plans during the Bond Period, such plan shall be automatically added to the SCHEDULE OF ASSURED, but only for the remainder of the Reporting Period in which it is added. The Fiduciary shall submit to the Company on October 1, 2011 a revised SCHEDULE OF ASSURED, which shall be dated, indicating any changes from previous SCHEDULES OF ASSURED to be covered under this bond. Such submission by the Fiduciary shall constitute the revised SCHEDULE OF ASSURED, effective on the date such Report is due, and shall be incorporated by reference and made a part of this bond.

Failure of the Fiduciary to notify the Company of any plan at any Reporting Period shall terminate coverage for the plan effective as of the date such notice was due consistent with the provisions of Section 3., Discovery Period, and Section 5., Loss Sustained Prior To The Effective Date hereof.

If the Fiduciary ceases to function as the fiduciary for any plan during the Bond Period, coverage for that plan shall terminate immediately upon the date the Fiduciary ceases to function as the fiduciary, consistent with the provisions of Section 3., Discovery Period, and Section 5., Loss Sustained Prior To The Effective Date hereof.

17-02-1006 (05/2007)Rev.	Page 1

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

17-02-1006 (05/2007)Rev.	Page 2

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number: 81948115
Fiduciary: E.H. WILLIAMS CAPITAL MANAGEMENT, LLC
AMENDED DECLARATIONS — NAME OF FIDUCIARY ENDORSEMENT
It is agreed that the Fiduciary on the DECLARATIONS is amended to read as follows:
- E.H. Williams Capital Management, LLC
- E.H. Capital Group, LLC
- Williams Capital Management, LLC
This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2010	By
Authorized Representative

ERISA Bond
Form 17-02-2328 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No.: 3

Bond Number: 81948115
Fiduciary: E.H. WILLIAMS CAPITAL MANAGEMENT, LLC
NEW YORK AMENDATORY ENDORSEMENT
It is agreed that this bond is amended as follows:
1.	By deleting part (a) in its entirety from Section 14., Termination of Bond, and substituting the following:
“(a)	Bonds in Effect Sixty (60) Days or Less

If this bond has been in effect for less than sixty (60) days and if it is not a renewal bond, the Company may terminate it for any reason by mailing or delivering to the Fiduciary and to the authorized agent or broker, if any, written notice of termination at least twenty (20) days before the effective date of termination.

The Company may, however, terminate this bond by mailing or delivering to the Fiduciary and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination if the Company cancels for:
(1)	Nonpayment of premium;

(2)	Conviction of a crime arising out of acts increasing the hazard insured against;

(3)	Discovery of fraud or material misrepresentation in the obtaining of this bond or in the presentation of a claim thereunder;

(4)	Violation of any provision of the bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond period;

(5)	If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this bond, which results in the property becoming uninsurable in accordance with the Company’s objective, uniformly applied underwriting standards in effect at the time this bond was issued or last renewed; or material change in the nature or extent of this bond occurring after issuance or last annual renewal anniversary date of this bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this bond was issued or last renewed;

(6)	A determination by the Superintendent of Insurance that continuation of the present premium volume of the Company would jeopardize the Company’s policyholders, creditors or the public, or continuing the bond itself would place the Company in violation of any provision of the New York Insurance Code; or

(7)	Where the Company has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Fiduciary will destroy, or permit to be destroyed, insured property for the purpose of collecting the insurance proceeds.

ERISA Bond
Form 17-02-0356 (Ed. 2-88)	Page 1

Bonds in Effect More Than Sixty (60) Days

If this bond has been in effect for sixty (60) days or more, or if it is a renewal of a bond issued by the Company, it may be terminated by the Company by mailing or delivering to the Fiduciary and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination. Furthermore, when the bond is a renewal or has been in effect for sixty (60) days or more, the Company may terminate only for one or more of the reasons stated in 1 (a) (7) above.

Notice of Termination

Notice of termination under this Section (a) shall be mailed to the Fiduciary and to the authorized agent or broker, if any, at the address shown on the Declarations Page of this bond. The Company, however, may deliver any notice instead of mailing it.

Return Premium Calculations

The Company shall refund the unearned premium computed pro rata if this bond is terminated by the Company.”
2.	It is further agreed that for the purposes of Section 14., Termination of Bond, any occurrence listed in Parts (d), (e) or (f) of that Section shall be considered to be a request by the Fiduciary to immediately terminate this bond.

3.	By adding the following Section:

“Section 18. Election To Conditionally Renew/Nonrenew This Bond
A.	Conditional Renewal

If the Company conditionally renews this bond subject to:
(1)	Change of limits of liability;

(2)	Change in type of coverage;

(3)	Reduction of coverage;

(4)	Increased deductible;

(5)	Addition of exclusion; or

(6)	Increased premiums in excess of 10%, exclusive of any premium increased due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the Company will send notice as provided in B. Notices of Nonrenewal and Conditional Renewal immediately below.
B.	Notices of Nonrenewal and Conditional Renewal
(1)	If the Company elects not to renew this bond, or to conditionally renew this bond as provided in Section A. herein, the Company will mail or deliver written notice to the Fiduciary at least sixty (60) but not more than one hundred twenty (120) days before:
(a)	The expiration date; or

(b)	The anniversary date if this bond has been written for a term of more than one year.

ERISA Bond
Form 17-02-0356 (Ed. 2-88)	Page 2

(2)	Notice will be mailed or delivered to the Fiduciary at the address shown on the Declarations Page of this bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing will be sufficient proof of notice.

(3)	Paragraphs (1) and (2) immediately above shall not apply when the Fiduciary, authorized agent or broker, or another insurer has mailed or delivered written notice to the Company that the bond has been replaced or is no longer desired.”
This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2010.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2010	By
Authorized Representative

ERISA Bond
Form 17-02-0356 (Ed. 2-88)	Page 3

Effective date of
this endorsement: October 1, 2010	FEDERAL INSURANCE COMPANY

Endorsement No.: 4

To be attached to and form a part of Bond
Number: 81948115
Issued to: E.H. WILLIAMS CAPITAL MANAGEMENT, LLC
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 5, 2010	By
Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

Bond Number: 81948115
Fiduciary: E.H. WILLIAMS CAPITAL MANAGEMENT, LLC
ADDENDUM TO NEW YORK BOND — APPLICATION NOTICE
In consideration of the premium charged, it is agreed that any applications, as submitted in connection with this Bond, are deemed attached to, incorporated into and made a part of this Bond.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Date: October 5, 2010	By
Authorized Representative

Form 14-02-14824 (01/2009)	Page 1

E.H. WILLIAMS CAPITAL MANAGEMENT, LLC
570 Seventh Avenue, Suite 504
NewYork, NY 10018

Re:	Financial Strength Insuring Company: FEDERAL INSURANCE COMPANY
Dear E.H. WILLIAMS CAPITAL MANAGEMENT, LLC
Chubb continues to deliver strong financial performance. Our financial strength, as reflected in our published reports and our ratings, should give you peace of mind that Chubb will be there for you when you need us most.
•	Chubb’s financial results during 2009 stand out in the industry.

•	Chubb’s balance sheet is backed with investments that we believe emphasize quality, safety, and liquidity, with total invested assets of $42.0 billion as of September 30, 2009.

•	With 127 years in the business, Chubb is here for the long term, which is why we vigorously guard our financial strength and take what we believe is a prudent approach to assuming risk — on both the asset and liability sides of our balance sheet.

•	Chubb is one of the most highly rated property and casualty companies in the industry, which is a reflection of our overall quality, strong financial condition, and strong capital position.
o	Chubb’s financial strength rating is “A++” from A.M. Best Company, “AA” from Fitch, “Aa2” from Moody’s, and “AA” from Standard & Poor’s — the leading independent evaluators of the insurance industry.

o	Chubb’s senior unsecured corporate debt rating from Standard & Poor’s was upgraded from “A” to “A+” on December 15, 2008. Standard & Poor’s also reaffirmed all of Chubb’s ratings with a “stable” outlook..

o	A.M. Best, Fitch, and Moody’s recently affirmed all of Chubb’s ratings with a “stable” outlook. (For reference, A.M. Best reaffirmed us on 12/23/08, Moody’s on 2/4/09, and Fitch on 2/13/09.)

o	For more than 50 years, Chubb has remained part of an elite group of insurers that have maintained A.M. Best’s highest ratings.
•	Chubb was named to Standard & Poor’s list of S&P 500 Dividend Aristocrats, one of 52 companies in the S&P 500 index that have increased dividends every year for at least 25 consecutive years.

•	Chubb’s investment portfolio has held up extremely well. Chubb takes what we believe is a conservative approach to selecting and managing our assets. Furthermore, Chubb does not have any direct exposure to the subprime mortgage-backed securities market, and we stopped doing new credit derivative business in 2003 and put existing business in runoff.
Rarely has Chubb’s business philosophy — to underwrite conservatively and invest judiciously — been more important than it is today. By adhering to this philosophy, we now have the capacity and flexibility to respond to opportunities, especially when you engage us in fully understanding your business risks.
We want you to know that Chubb is well-positioned to continue serving your needs with our underwriting expertise; broad underwriting appetite across all property, casualty, and specialty lines; and claim services. If you have any questions, feel free to call your agent or broker or your local Chubb underwriter. As always, we appreciate the trust you place is us as your insurance partner.
99-10-0100 (12/2009)

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.
You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.
However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.
10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.
The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.
If you have any questions about this notice, please contact your agent or broker.
10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS
     All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.
     Thank you for choosing Chubb.
10-02-1295 (ed. 6/2007)